UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2003

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home Office

Dorel Asia

EXCHANGES

CANADA:

Toronto

Stock Exchange:

DII.A, DII.B

U.S.A.:

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ANNOUNCES ACQUISITION OF REMAINING INTEREST IN AMPA GROUP

Montreal, Quebec, June 30, 2003 – Dorel Industries Inc. announces that it has acquired the remaining interest of European juvenile products manufacturer Ampa Group of Cholet, France. In February 2003, Dorel announced that it had acquired substantially all of the shares of Ampa Group. As a result, Ampa Group is now a wholly-owned subsidiary of Dorel.

PROFILE

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company’s major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel’s imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

C O M M U N I Q U É

PRODUITS DE PUÉRICULTURE

Cosco

Safety 1st

Maxi Cosi

Quinny

Bébé Confort

Baby Relax

Babidéal

MonBébé

MOBILIER DE MAISON

Ameriwood

Ridgewood

Charleswood

Dorel Mobilier de Maison

Cosco Home & Office

Dorel Asie

BOURSES

CANADA

Bourse de Toronto :

DII.A, DII.B

ÉTATS-UNIS

NASDAQ :

DIIBF

PERSONNE-RESSOURCE :

Maison Brison

Rick Leckner

(514) 731-0000

Industries Dorel Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ANNONCE L’ACQUISITION DE LA PARTICIPATION RESTANTE DU GROUPE AMPA

Montréal, Québec, le 30 juin 2003 – Les Industries Dorel Inc. annonce l’achat de la participation restante du fabricant européen de produits de puériculture, le Groupe Ampa de Cholet en France. En février 2003, Dorel a annoncé l’acquisition de la quasi-totalité des actions du Groupe Ampa.  Le Groupe Ampa est donc maintenant une filiale en propriété exclusive de Dorel.

PROFIL

Les Industries Dorel Inc. est un fabricant international de biens de consommation. L’entreprise se spécialise dans deux catégories : produits de puériculture et mobilier de maison. La vaste gamme de produits Dorel comprend des produits de puériculture, notamment des sièges d’auto, des poussettes, des chaises hautes, des tables à langer, des berceaux, des accessoires pour le bien-être et la sécurité de l’enfant, des parcs et d’autres accessoires de puériculture. Dans la catégorie mobilier de maison, Dorel offre une grande variété de meubles prêts-à-assembler (PAA) pour la maison et le bureau de même que des meubles pliants en métal, des futons, des tabourets-escabeaux, des échelles et d’autres meubles importés.

Présente dans quatorze pays, Dorel emploie environ 4 500 personnes. Ses principales installations en Amérique du Nord sont situées à Montréal (Québec), Cornwall (Ontario), Columbus (Indiana), Wright City (Missouri), Tiffin (Ohio), Dowagiac (Michigan) et Canton (Massachusetts). Ameriwood Industries et Le Groupe Juvénile Dorel (DJG USA) – qui comprend les marques Cosco et Safety 1st – sont les deux plus importantes filiales américaines de la Société. Au Canada, Dorel exploite Ridgewood Industries et Dorel Mobilier de Maison. En Europe, la Société est connue sous le nom de Le Groupe Juvénile Dorel (DJG Europe) et de Le Groupe Ampa. La première société est située en Hollande alors que la deuxième possède d’importantes installations en France, en Italie et au Portugal. Maxi-Cosi, Bébé Confort, Quinny, Safety 1st , Babidéal, MonBébé et Baby Relax sont les marques commercialisées en Europe. Les activités d’importation de meubles sont effectuées par l’entremise de Dorel Asie.

Déclaration libératoire

Exception faite des renseignements historiques, cette analyse peut comprendre des informations et des déclarations de nature prospective concernant la performance future de la Société. Celles-ci sont établies à partir de suppositions, d’incertitudes ainsi que des meilleures évaluations possibles de la direction en ce qui a trait aux événements futurs. Ces facteurs peuvent inclure, sans toutefois s’y limiter, les fluctuations des résultats intermédiaires, l’évolution de la demande de la clientèle à l’égard des services de la Société, l’impact des pressions exercées sur les prix par les concurrents de même que la tendance générale du marché et les changements d’ordre économique. Par conséquent, les lecteurs sont avisés que les résultats réels peuvent différer des résultats attendus.